

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2011

Mr. Longlin Hu
President and Chief Executive Officer
Ciglarette, Inc.
Room 1506
South Building of China Overseas Plaza
No. 8 Guanghua Dongli Road
Chaoyang, District, Beijing, 100020
People's Republic of China

> **Re: Kirin International Holding, Inc.**
> **Amendment #1 to Form 8-K**
> **Filed April 28, 2011**
> **File No. 333-166343**

Dear Mr. Hu:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 45 from our letter dated April 1, 2011 and your revisions. Further revise disclosures on pages 51, 55 and 57 to make clear that you have one PRC subsidiary.

2. Restore the disclosure under Item 3.02 Unregistered Sales Of Equity Securities.

3. We note your response to our prior comments three, four and five from our letter dated April 1, 2011. With regard to your consulting firm, Primatrix, tell us

specifically how many individuals from Primatrix are Certified Public Accountants in the U.S.   Also, tell us how many hours actual U.S. Certified Public Accountants worked on converting your financial statements to U.S. GAAP. As previously requested, please provide us with Primatrix's address.

4. We note your response to our prior comment seven from our letter dated April 1, 2011. However, it is not clear to us why you believe that knowledge of and experience with PRC GAAP is equivalent to knowledge and understanding of U.S. GAAP. Please provide a risk factor to disclose that you do not have an audit committee and that your board members do not have specific knowledge and understanding of U.S. GAAP.

Item 1.01 Entry Into A Material Definitive Agreement, page 2

Share Exchange, page 2

5. Incorporate substantially similar information as that provided in response to comment 8 from our letter dated April 1, 2011 under "Share Exchange" on page 2. Make clear, if true, that the Offering was contemplated prior to the Share Exchange.

Organization & Subsidiaries, page 5

6. In regard to comment 16 from our letter dated April 1, 2011, explain in detail how the relevant parties came to the decision to enter into the Contractual Agreements. Disclose whether entering into these agreements was part of the greater Share Exchange reorganization.

Entrusted Management Agreement, page 6

7. Add disclosure substantially similar to your response to comment 17 from our letter dated April 1, 2011 to the body of the filing under Entrusted Management Agreement. In addition, disclose whether Kirin Management has paid any of the Operating Companies' respective debts to date.

8. We reissue comment 18 from our letter dated April 1, 2011 in part. Explain how Kirin Management and the Operating Companies determine Operating Company debt and the respective Operating Companies' ability to pay that debt. Disclose whether any written or oral arrangements or agreements regarding any aspect of calculation and payment of the debts of the Operating Companies exist.

Exclusive Option Agreement, page 6

9. We note your response to comment 21 from our letter dated April 1, 2011, but it remains unclear why the consideration paid to the shareholders of the Operating

Companies for exercising the option will be returned to Kirin Management or the Operating Companies. Please explain. In addition, make clear how you account for this arrangement, whether in writing, by verbal agreement or otherwise.

10. Supplement the disclosure referenced in your response to comment 22 from our letter dated April 1, 2011 to explain whether and how restrictions on foreign ownership of Chinese domestic businesses affect the company's ability to purchase the operating companies.

11. We reissue comment 23 from our letter dated April 1, 2011. Explain the background, including but not limited to how and when Ms. Iwamatsu Reien came to control Kirin China through Pacific Lion Limited, Valiant Power Limited and Solid Wise Limited. Discuss whether her control of Kirin China coincided with or was related to the Call Option Agreements and any relationship she had to parties involved in the company now or prior to the reverse merger, promoters and other actors. In addition, explain the statement in your response regarding Ms. Iwamatsu Reien acting as "the nominee for the option holders under the Call Option Agreement."

12. We reissue comment 24 from our letter dated April 1, 2011. Clearly explain the respective relationships Messrs. Jiangfeng Guo and Longlin Hu and Ms. Xiangiu Mu have with each of the entities noted in the corporate structure chart and with Ms. Reien. We note, for example, that these individuals signed the Share Exchange Agreement as directors of Prolific Lion, Valiant Power and Solid Wise respectively. We note further, that clause 2.8 in each of the Call Option Agreements appears to grant each purchaser the current right to vote the shares held by the applicable BVI Company, in which case Mr. Jiangfeng Guo effectively controls the company.

13. We note your response to comment 26 from our letter dated April 1, 2011. Detail the communications whereby you were advised that "an equity pledge agreement is not a core agreement and that the lack of the same will not affect the consolidation of the VIE," identifying the source of the advice. Per prior comment 26, disclose the percentage revenue each VIE represents to the company.

14. In our experience, equity pledge agreements are one of the central ways through which effective control of the VIE structure is claimed and enforced. While the consolidation may be referenced in other signed agreements, thereby potentially considered "effective," the registration of the equity pledge agreement would presumably secure the rights of Kirin and its WFOE and be upheld in a PRC court of law. Provide us with detailed analysis as to how this arrangement, without registration of equity pledge agreements, is enforceable in a PRC court of law, pursuant to your other agreements, or otherwise.

15. Explain in detail how the company came to file incorrect versions of the respective Call Option Agreements. We note that the Call Option Agreements as originally filed

were dated as of November 22, 2010, whereas the Call Option Agreements filed with this amendment are dated as of December 22, 2010. We further note that original Exhibits 10.11 and 10.12 feature what appear to be actual signatures. Moreover, the financial milestone conditions in the newly filed agreements are significantly less onerous.

16. Incorporate your response to comment 28 from our letter dated April 1, 2011 into the amended Form 8-K. The added disclosure should make clear that the purpose of entering into the Call Option Agreements was to avoid conflict with SAFE Circular 75 and how the agreements so operate. In addition, explain, if true, that the agreements are nominal in nature as the material financial milestones were designed to be met easily. Finally, detail what benefit Ms. Iwamatsu Reien received for entering into the agreements.

17. In your response to comment 29 from our letter dated April 1, 2011, you state that the scope of Kirin Management's business license covers "marketing, management, investment consulting and international economic information consulting." Explain in detail how the license covers management of the "daily operations" of the real estate development Operating Companies as provided for under the Entrusted Management Agreement. In addition, describe the scope of the Operating Company business licenses and whether any operations fall outside covered activities.

18. Supplement the disclosure added in response to comment 30 to reflect your disclosure on page 34 that the "company effectuated [its] organizational structure due to China's limitations on foreign investments and ownership in certain Chinese domestic businesses." Detail the specific foreign investment restrictions applicable to you.

19. Please add disclosure substantially similar to your response to comment 31 from our letter dated April 1, 2011 to your amended Form 8-K.

20. We note your response to comment 32 from our letter dated April 1, 2011. Disclose what benefit both Mr. Jiangfeng Guo as beneficial owner as well as the registered shareholders received from entering into the contractual arrangements and what incentives they have to continue to perform.

21. Revise your disclosure to incorporate information substantially similar to that provided in your response to comment 33 from our letter dated April 1, 2011. The disclosure should make clear for each of the Operating Companies all reasons why Mr. Jiangfeng Guo utilizes the Operating Company shareholders as nominal holders. In addition, detail how each registered shareholder came to hold their respective shares.

22. Further, provide a detailed analysis of the legality, validity, and effectiveness of the trust agreements considering the totality of the facts and circumstances including, but

not limited to, PRC limitations on foreign ownership in the real estate industry and restrictions under the Company Law regarding companies owned by sole individual shareholders having wholly owned subsidiaries. Identify all rules, regulations, circulars, notices and PRC authorities involved. Specifically, tell us how the Trust Law of the People's Republic of China (Order of the President No.50) affects your analysis. We note that Article 11(1) of the Trust Law invalidates a trust where "the purposes of the trust constitute a violation of laws or administrative regulations, or impair public interest."

23. Add disclosure substantially similar to the information in your response to comment 34 from our letter dated April 1, 2011. Explain how you intend to meet the financial obligations of Kirin International Holding, Inc., if not through dividends from your PRC subsidiary. In addition, quantify the economic benefits Kirin Management has received from the operating companies to date, via management fees or otherwise.

PRC Real Estate Market Overview, page 12

Future Development Trends and Regulations of the Real Estate Industry in the PRC, page 12

24. We note your response to comment 40 from our letter dated April 1, 2011. Further revise to indicate that the statistic cited shows faster purchasing power growth in tier three cities as compared to tier one cities.

Market Overview of the Bohai Sea Surrounding Area, page 14

25. We note the revisions made in response to comments 41 and 42 from our letter dated April 1, 2011. Further revise the "Land Use Right Procurement Costs" and "Growth of Land Use Right Procurement" charts to provide readable figures/information and to present in U.S. dollars. With regard to the "Price of Commercial Residence/Residence Paying…" chart further revise to present in U.S. dollars and clarify whether the chart provides prices for commercial residences, as indicated by the chart title, or for private residences, as indicated by the narrative disclosure.

Competitive Advantages, page 16

26. We note your revision in response to comment 43 from our letter dated April 1, 2011. However, the competitive advantage bullet labeled "Strong Relationships with Local Government" continues to conflict with disclosure in the last paragraph under "Competition" on page 15. Remove the bullet point disclosure accordingly.

Mr. Longlin Hu
Kirin International Holding, Inc.
May 6, 2011
Page 6

Government Regulation and Approvals, page 18

Permits and Certificates, page 18

27. Revise your disclosure to incorporate your response to comment 46 from our letter
dated April 1, 2011 into the filing. Supplement the added disclosure by discussing
whether breaking construction projects into separate phases so as to avoid
certification requirements presents any risk to the company. In addition, explain
further the temporary approval you received to develop your current projects. Your
explanation should clarify what you are and are not allowed to do pursuant to the
temporary approval and any risks stemming from temporary rather than permanent
approval.

28. Supplement the disclosure added in response to comment 47 from our letter dated
April 1, 2011 to clarify what you mean by "100% pass rate."

29. Further revise your disclosure in response to comment 48 from our letter dated April
1, 2011, to clarify which of the five certificates and permits you have for each of
Kirin County Community, Kirin Bay and No. 79 Courtyard. Explain when you
expect to receive the additional necessary permits.

Dividend Distributions, page 19

30. We reissue comment 50 from our letter dated April 1, 2011 in part. Revise to indicate
whether the allocations Kirin Management has made to its statutory reserve fund to
date comply with the applicable PRC laws and regulations. To the extent that it has
not complied with these requirements, please quantify any fines or penalties the
company may be subject to as a result of such non-compliance.

Risk Factors, page 21

Risks Relating to the People's Republic of China Generally, page 27

Since Most Of Our Assets Are Located In PRC, Any Dividends Of Proceeds From
Liquidation…, page 29

31. Per comment 54 from our letter dated April 1, 2011, explain how any proceeds from
the liquidation of the Operating Companies would or would not be accessible by your
PRC subsidiary. We note that the Operating Companies are controlled via
contractual arrangement rather than direct investment.

Under The Enterprise Income Tax Law, We May Be Classified As A "Resident Enterprise"…, page 29

32. We reissue comment 55 from our letter dated April 1, 2011. Disclose that the call option agreements referenced allow each of Jiangfeng Guo, Longlin Hu and Xiangju Mu to <u>currently</u> exercise voting rights over the shares of the respective BVI entities. Discuss how this factor affects the analysis of whether you should be deemed a "resident enterprise." Similarly discuss this aspect with regard to the impact of SAFE Circular 75.

If PRC Regulatory Authorities Determine That Our The Offering Required, page 30

33. Further revise the risk factor heading to refer to the reverse acquisition in lieu of "Our Offering."

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 33

34. We note your response to our prior comment 60 from our letter dated April 1, 2011, and your reference to a legal opinion issued by Global Law Office . It appears that this legal opinion was not included in your recent amendment. We will defer this comment until you file the legal opinion issued by Global Law Office.

35. We note your response to our prior comment 61 from our letter dated April 1, 2011 and your new disclosure regarding residential home buyers. Please enhance your disclosure to also discuss significant commercial property customers. Disclose if any one customer represents more than 10% of revenue or accounts receivable.

36. We note your response to our prior comment 63 from our letter dated April 1, 2011. In this regard:
    a. Please disclose why your competitors in Xingtai have not experienced similar growth.
    b. Disclose why you believe that customers buy your properties even though they have an "above-average selling price."
    c. Disclose in detail your revenue and gross margin expectations for future periods.
    d. Disclose what impact challenges in the short term to medium term PRC economy will have on your revenues and gross margins.
    e. Disclose why the current downturn in the economy has not affected your revenues and gross margins.

Government Regulations, page 35

37. The disclosure added in response to comment 59 from our letter dated April 1, 2011 inappropriately replicates that provided under Government Regulation and Approvals. The disclosure here should concisely summarize the most material regulations which have or that you expect will have a material effect on your business. Please revise accordingly.

Results of Operations, page 40

38. We note some revision in response to comment 62 from our letter dated April 1, 2011, yet reissue the comment in part. Please expand this section to disclose the underlying factors responsible for each material financial line item change and discuss your expectations going forward. For example, and only by way of one example, you provide no narrative description as to why 2010 operating expenses increased. We note that "[o]perating expenses for the year ended December 31, 2010 increased 59%. Please revise your disclosure to explain all such changes.

Liquidity and Capital Resources, page 45

39. We note your response to comment 64 from our letter dated April 1, 2011, but see little to no applicable revision. Revise to discuss and quantify all material short-term liquidity requirements. Further, provide similar disclosure regarding all material long-term liquidity requirements. For example, we note that construction of the Kirin Bay Project and the No. 79 Courtyard Project is scheduled to start in 2011. As another example, we note your intent to expand your focus to the Bohai Sea Surrounding Area. Clarify whether management believes the company will have sufficient cash and other financial resources to fund operations and meet its obligations for the next twelve months and beyond and identify the anticipated sources of funds required.

40. The disclosure added in response to comment 68 from our letter dated April 1, 2011 does not explain how you expect the regulatory limitations discussed to affect the liquidity of you, your PRC subsidiary and the Operating Companies. Revise accordingly.

Operating Activities, page 46

41. Elaborate to explain in detail the dramatic increase in net cash used in operating activities in fiscal 2010 as compared to fiscal 2009.

Long-term bank loans, page 47

42. We note your response to comment 69 from our letter dated April 1, 2011. With regard to your loan agreement with Xingtai Yeijin Branch, Industrial and Commercial Bank of China (Exhibit 10.16) explain the effect of both the 36 month term from clause 3.2 under Party I Loan Terms and clause 3.5 under Part II Real Property Loan Contract. In addition, clarify in your disclosure, if true, that the 7.02% interest rate cited is as of December 31, 2010.

Due to a stockholder, page 48

43. Please explain why your disclosure under "Due to a stockholder" and the financial notes to Exhibit 99.1 indicate that Mr. Jiangfeng Guo paid $25,901,531 to a third party to acquire land use rights for No. 79 Courtyard project during 2010, while Exhibit 99.2 to the Form 8-K as originally filed indicates that he paid $29,845,846 during the nine months ended September 30, 2010.

44. We note your response to comment 65 from our letter dated April 1, 2011 and your revised disclosure. Revise the disclosure under "Due to a stockholder" to explain that Mr. Jiangfeng Guo paid money on behalf of the Operating Companies, not the Company, to obtain land use rights. Per prior comment 65, explicitly state that you have relied on Mr. Guo Jiangfeng to provide financing to the Operating Companies in the past and your expectation as to whether he will continue to do so in the future.

Exhibit 99.1

Consolidated Balance Sheets, page 4

45. We note that as of December 31, 2010 you have $22.4 million in "revenue in excess of billings." This represents 44% of your total revenue for the year ended December 31, 2010. We also note your disclosure on page 17. Please enhance that disclosure and state specifically what is included in line item "revenue in excess of billings." Refer to your basis in accounting literature. Tell us why you did not have revenue in excess of billings in your balance sheet for the nine months ended September 30, 2010. Disclose in your financial statements and in your MD&A why the amount of this line item is so significant. Furthermore, in your financial statements, and in the liquidity and critical accounting estimates sections of your MD&A, discuss your ability to collect this balance. Disclose when you expect to collect this receivable.

Consolidated Statements of Changes in Stockholders' Equity, page 6

46. Please describe the capital contribution of $6,845,805 in the notes to your financial statements. It should be noted that this capital contribution is not discussed in Note 17, as indicated.

Consolidated Statements of Cash Flows, page 7

47. We note your response to our prior comment 78 (i), (j), (k), (n), and (o) from our letter dated April 1, 2011 where you state that you have complied with these disclosures in MD&A and have filed the legal agreement. However, we could not find the related disclosure and the legal agreement. Please advise. As such, we are re-issuing part of our prior comment 78 as follows: We note that you received land use rights as a capital contribution from an owner. In this regard;

     a. As an exhibit to the filing, please file the legal agreement that provides for the equity owners contribution of land use rights to your Companies.
     b. Discuss in your MD&A whether this contribution agreement was registered with local, provincial or national authorities in the PRC.
     c. Discuss in your MD&A whether this contribution agreement is enforceable with the local, provincial or national authorities in the PRC.
     d. Discuss in detail in your MD&A, how your business would be impacted by the loss of the land use rights.
     e. In your MD&A discuss the zoning of land for which you have land use rights. If the land is zoned for agricultural or other purposes other than your Kirin County Project, disclose that fact in the MD&A and discuss the risks associated with improper zoning.

48. We note your response to our prior comment 97 from our letter dated April 1, 2011. Please note that if Mr. Guo Jianfeng, your beneficiary shareholder, paid for your land use rights, this appears to be a non-cash activity that should be disclosed supplementary to your consolidated statements of cash flow. In addition, if your shareholders contributed assets, those contributions should be reflected in your consolidated statement of changes in stockholders' equity. Please revise accordingly. Disclose all non-cash transactions at the bottom of your consolidated statements of cash flows.

49. We note your response to our comments 99 and 101 from our letter dated April 1, 2011. Tell us why Mr. Guo Jianfeng has not exercised his call options and when he plans to exercise them. If he hasn't exercised his call options, tell us why you believe he is the controlling shareholder of Kirin China. As previously asked, please refer to your basis in accounting literature.

Notes to Consolidated Financial Statements

50. Please disclose quarterly financial data for each full quarter within the two most recent fiscal years.

Note 1 – Organization and Description of Business, page 8

51. We note your response to our prior comment 98 from our letter dated April 1, 2011. It is not clear to us why you believe the disclosure requirements of ASC 810-10-45 and 810-10-50 are "no longer relevant." Tell us how you considered the disclosure requirements of ASC 810-10-45-25, and ASC 810-10-50-2 through 810-10-50-16. Please advise.

Note 2 – Summary of Significant Accounting Policies, page 10

Revenue Recognition, page 11

52. We note your response to our prior comment 82 from our letter dated April 1, 2011. However, you did not tell us the underlying data used by the independent third parties to estimate costs to date. Also, if costs are not allocated to various projects, tell us how you are able to estimate total costs.

Government Grant, page 12

53. We note your response to our prior comment 85 from our letter dated April 1, 2011. However, we are still unclear as to why you did not receive the grant directly. Please explain. You also state on page 12 that, "Cash representing the grant was transferred to an escrow bank account held by Business Investments, a trust equity owner… and is available to Xingtai Zhongding's drawdown in accordance with the progress of Kirin County's construction." In this regard, tell us why Xingtai Zhongding cannot draw down on the cash funds received from the government immediately. Finally, tell us why a government grant received by a trust equity owner and contributed to you should be recorded as income versus a capital contribution.

54. We note your response to our prior comment 100 (c) and (d) from our letter dated April 1, 2011. Please tell us if you, not your affiliate, have actually received cash regarding government grants. If you have not received the cash for the government grants, tell us your basis for recording these grants in your financial statements.

55. We note your response to our prior comment 100 (e) from our letter dated April 1, 2011. Tell us when government authorities actually remit cash for the grants they provide. Tell us what criteria the government uses to determine when you are eligible to receive the grant.

56. We note your response to our prior comment 100 (f) from our letter dated April 1, 2011. However we could not locate in your filing discussion regarding any condition or contingency involving the government grant. As such we are re-issuing our prior comment. In MD&A disclose any condition or contingency involving the

government grant, including whom the recipient of the grant should be and whether a wholly foreign owned enterprise has the right to receive these grant funds.

Restricted Cash, page 13

57. We note your response to our prior comment 88 from our letter dated April 1, 2011. Please confirm that when you discussed revenue recognition in this particular response, you were referring to sales where you use percentage-of-completion method and not the full accrual method.

58. We note your statement that "Banks will ask the developer to provide guarantee to the loan." Tell us how you considered ASC 460 with regard to your loan guarantees.

Note 3 – Acquisition of a Subsidiary, page 16

59. We note your response to our prior comment 92 from our letter dated April 1, 2011. Tell us specifically who owned Business Services before Xingtai Zhongding acquired them on July 1, 2009. Tell us each owner, his ownership percentage, and how they are related to Mr. Guo Jianfeng.

Note 4 – Accounts Receivable, page 17

60. We note your response to our prior comment 81 and 93 from our letter dated April 1, 2011 and your new disclosure on page 17. For the full accrual method, tell us why you believe it is appropriate to recognize revenue before contract amounts are fully received and before title documents of properties and land use rights are provided to the buyer. Refer to your basis in accounting literature.

Note 8 – Properties Available for Sale, and Properties and Land Lots under Development, page 18

61. We note your response to our prior comment 78 (a) from our letter dated April 1, 2011 and your new disclosure on page 18 which states, "the Company participated in Kong Village Relocation Program in which the Company constructs a real property and transfers to local government at no costs, and reimburses costs incurred by local government compensating villagers and zoning and developing vacated land lots. In exchange for the financing, the Company will be invited to bid for vacated land parcels for residential and commercial use at public auction at market price, and majority of the proceeds received by local government will be refunded to the Company." In this regard, in the notes to your financial statements and in your MD&A:
    a. Clarify the statement noted above.
    b. Disclose more specific details regarding the Kong Village Relocation Program.

     c. Describe what you mean by your reimbursement of "costs incurred by local government compensating villagers and zoning and developing vacated land lots."

     d. Disclose the business purpose of paying villagers in relation to acquiring these land use rights.

     e. Disclose why the majority of the proceeds received by local government will be refunded to the Company.

     f. Referring to your basis in accounting literature, tell us why you are able to capitalize costs related to the Kong Village Relocation Program.

62. We note your statements that, "As of December 31, 2010 and 2009, prepayments for obtaining land use rights without receiving land use right certificates were nil and $21,590,710, respectively." In this regard, please tell us if you recognized any revenue for these land use rights before you received the land use right certificates.

63. We note that you have $12.7 million and $3.8 million capitalized for land lots under development for Kirin Bay. Based on your disclosure, it appears that you do not have land use rights associated with that land development. Since you do not have land use rights for this development, tell us your basis for capitalizing these costs. Tell us why you believe these costs represent an asset. Tell us what will happen to this asset if you do not secure the associated land use rights. Refer to your basis in accounting literature.

Note 12– Income Taxes, page 19

64. We note your response to our prior comment 94 from our letter dated April 1, 2011. It appears LAT is reflected in the reconciliation between statutory rate and the effective tax rate on page 20. Tell us why sales-related business tax, urban construction tax, and education surcharge are not reflected in the reconciliation.

65. We note your response to our prior comment 95 from our letter dated April 1, 2011 and your statement that you did not have taxable income for the year ended December 31, 2008. However, based on page 5 it appears that you had $2,264,845 in income before taxes for the year ended December 31, 2008. You also show EIT of $566,211 for the year ended December 31, 2008 in your reconciliation of PRC statutory rate to your effective tax rate. Please advise.

66. We note your line items on page 21 labeled, "Offsetting with deferred tax liabilities" and "Offsetting with deferred tax assets" both equal $570,469. Please explain.

67. Please clarify the following disclosure in your filing, "Because the grant is given by local government which received proceeds of the related land use rights through public auction, it is prevailing practice that the entities receive such grants do not include earned grant in taxable income." In addition, tell us in detail your basis for

not recording the government grant in taxable income. Refer to your basis in accounting literature.

Note 17 – Related Party Transactions and Balances, page 23

68. We note your statement that "as at December 31, 2010, accumulated earned government grant of $16,844,938 for the years 2010 and 2009 was used to repay payments and working capital made by Mr. Guo Jianfeng, the controlling beneficiary owner of the Company." Please tell us how you accounted for these transactions. In this regard, provide us with your journal entries used to record; the working capital payments made by Mr. Guo Jianfeng, the receipt of government grants, and the repayment to Mr. Guo Jianfeng. In addition, please disclose the gross amount of working capital paid by Mr. Guo Jianfeng or other related parties on behalf of the company. Disclose the gross value of all related party transactions.

69. We note your statement that, "In 2010, Mr. Guo Jianfeng, the controlling beneficiary owner of the Company, paid $25,901,531 on behalf of the Company to a third party to acquire a piece of land use right for the development of No. 79 Courtyard project." Please tell us how you accounted for this transaction. It should be note that we do not see a capital contribution in the consolidated statements of changes in stockholders' equity. We also do not see this transaction disclosed as a non-cash activity in the consolidated statements of cash flows. Please advise.

70. Please clarify your statement that, "At each year-end, affiliate companies and individuals owning receivable balances from and/or payable balances to the Company on Mr. Guo Jianfeng's behalf, reassigned their balances to Mr. Guo Jianfeng pursuant to existing arrangements, as recited by multi-party agreements entered into between Mr. Guo Jianfeng, related affiliate companies and individuals, and the Company, subsequent to year-ends." Tell us how these balances are recorded in your financial statements. Provide us with the journal entries used to record these transactions. Tell us why you only reassign the balances to Mr. Guo Jianfeng at each year end versus every reporting period.

Exhibit 99.3 Pro Forma Financial Information

71. We note your response to our prior comment 102 from our letter dated April 1, 2011. However, it appears that you did not file pro forma income statements for the years ended December 31, 2009 and 2010. Please file these pro forma income statements.

72. Please label and disclose in detail all of your pro forma adjustments. The labels in your pro forma financial statements should correspond to the footnotes to your pro forma financial information. Your footnotes should show and describe each adjustment in detail.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Kyle Moffatt, Accountant Branch Chief, at 202-551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste Murphy For
Larry Spirgel
Assistant Director

cc: Via facsimile to (732) 577-1188
        Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP